                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                         Heritage Propane Partners, L.P.
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                                (Name of Issuer)


                                  Common Units
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                         (Title of class of securities)


                                     426918
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                                 (CUSIP Number)


                              James E. Bertelsmeyer
                      5000 Sawgrass Village Circle, Suite 4
                        Ponte Vedra Beach, Florida 32082
                                 (904) 280-1996
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 With a Copy To:


                            Lawrence T. Chambers, Jr.
                           320 South Boston, Suite 500
                              Tulsa, OK 74103-3725
                                 (918) 582-1211
                              (918) 591-5360 (Fax)

                                February 4, 2002
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             (Date of event which requires filing of this statement)


If filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) of other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.:          426918
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1   Name of Reporting Person,
    S.S. or I.R.S. Identification No. of above person:

    James E. Bertelsmeyer                                            ###-##-####
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2   Check the appropriate box if a member of a group*:
                                                                       (a) [ ]
                                                                       (b) [ ]
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3   SEC USE ONLY


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4   Source of funds*:

    OO; see Item 3
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5   Check box if disclosure of legal proceedings is required
    pursuant to Items 2(d) OR 2(e):

                                                                           [ ]
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6   Citizenship or Place of Organization:

    United States of America
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                7   Sole Voting Power:
  Number of
   Shares           none
Beneficially   -----------------------------------------------------------------
  Owned by      8   Shared Voting Power:
   Each
 Reporting          1,089,447 common units (1)
  Person       -----------------------------------------------------------------
   with         9   Sole Dispositive Power:

                    none
               -----------------------------------------------------------------
               10   Shared Dispositive Power:

                    1,089,447 common units (1)
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11   Aggregate Amount Beneficially owned by Reporting person:

     1,099,597 common units (2)
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12   Check box if the aggregate amount in Row (11) excludes certain shares*:

                                                                           [ ]
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13   Percent of Class Represented by amount in Row (11):

     6.9 percent
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14   Type of Reporting Person:

     IN
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(1)  1,089,447 common units are held by James E. Bertelsmeyer and Donna C.
     Bertelsmeyer as tenants-by-the-entirety.

(2) This figure includes 10,150 common units held by Donna C. Bertelsmeyer, the Donna C. Bertelsmeyer Trust, and as Co-Trustee for third parties, over which Mr. Bertelsmeyer disclaims beneficial interest.

 *   See instructions before filling out.

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CUSIP No.:          426918
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1   Name of Reporting Person,
    S.S. or I.R.S. Identification No. of above person:

    Donna C. Bertelsmeyer                                           ###-##-####
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2   Check the appropriate box if a member of a group*:
                                                                       (a) [ ]
                                                                       (b) [ ]
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   Source of funds*:

    OO; see Item 3
--------------------------------------------------------------------------------
5 Check box if disclosure of legal proceedings is required pursuant to Items 2(d) OR 2(e):

                                                                           [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization:

    United States of America
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                7   Sole Voting Power:
  Number of
   Shares           none
Beneficially   -----------------------------------------------------------------
  Owned by      8   Shared Voting Power:
   Each
 Reporting          1,099,597 common units (1)
  Person       -----------------------------------------------------------------
   with         9   Sole Dispositive Power:

                    none
               -----------------------------------------------------------------
               10   Shared Dispositive Power:

                    1,099,597 common units (1)
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11   Aggregate Amount Beneficially owned by Reporting person:

     1,099,597 common units (1)(2)
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12   Check box if the aggregate amount in Row (11) excludes certain shares*:

                                                                           [ ]
--------------------------------------------------------------------------------
13   Percent of Class Represented by amount in Row (11):

     6.9 percent
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14   Type of Reporting Person:

     IN
--------------------------------------------------------------------------------

(1) 1,089,447 common units are held by James E. Bertelsmeyer and Donna C. Bertelsmeyer as tenants-by-the-entirety.

(2) This figure includes 10,150 common units held by Donna C. Bertelsmeyer, the Donna C. Bertelsmeyer Trust, and as Co-Trustee for third parties, over which Mr. Bertelsmeyer disclaims beneficial interest.

 *   See instructions before filling out.

                         ORIGINAL REPORT ON SCHEDULE 13D

ITEM 1.           SECURITY AND ISSUER

         This statement of beneficial ownership on Schedule 13D ("Schedule 13D") relates to common units ("Common Units"), of Heritage Propane Partners, L.P. (the "Issuer" and the "Company"). The address of the principal executive office of the Issuer is 8801 South Yale Avenue, Suite 310, Tulsa, Oklahoma 74137.

ITEM 2.           IDENTITY AND BACKGROUND

         (a) The name of the person filing this Schedule 13D is James E. Bertelsmeyer, for and on behalf of himself and Donna C. Bertelsmeyer. Donna C. Bertelsmeyer is the wife of James E. Bertelsmeyer, and both are collectively referred to herein as the "Reporting Persons". An agreement among the Reporting Person with respect to the filing of this joint statement is attached hereto as
Exhibit 1.

         (b) The business address of James E. and Donna C. Bertelsmeyer is 5000 Sawgrass Village Circle, Suite 4, Ponte Vedra Beach, Florida 32082.

         (c) James E. Bertelsmeyer's present principal occupation or employment is as one of thirteen managers of U.S. Propane, L.L.C., the general partner of U.S. Propane, L.P. which is the general partner of the Issuer, Heritage Propane Partners, L.P. U.S. Propane, L.L.C., as the general partner of U.S. Propane, L.P., performs all of the management functions for both U.S. Propane, L.P. and the Issuer. The principal office of U.S. Propane, L.L.C. is located at 8801 South Yale Avenue, Suite 310, Tulsa, Oklahoma 74137.

         Donna C. Bertelsmeyer is not employed.

         (d) and (e) During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

         (f) James E. Bertelsmeyer and Donna C. Bertelsmeyer are both United States citizens.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         This statement relates to the conversion of class B subordinated units of the Issuer held by the Reporting Persons into Common Units pursuant to a vote of the Common Unitholders of the Issuer on February 4, 2002 (the "Common Unitholder Approval"). The Reporting Persons held 946,946 class B subordinated units which were converted into the same number of Common Units following the Common Unitholder Approval, and according to the terms of Amendment

No. 1 to the Amended and Restated Agreement of Limited Partnership of Heritage Propane Partners, L.P. (the "Partnership Amendment").

         The class B subordinated units were initially acquired by the Reporting Persons on August 10, 2000, pursuant to the Subscription Agreement dated June 15, 2000, between the Reporting Persons, others and the Issuer (the "Subscription Agreement"). The Issuer offered the class B subordinated units to former stockholders of its general partner in a private placement, at the issuance price of $19.73125 per unit, the identical price paid for Common Units offered to the former stockholders in the same private placement. The Issuer made the offering for the purpose of raising funds to purchase additional assets for its operations. The Reporting Persons purchased 946,946 class B subordinated units. The funds used by the Reporting Persons to acquire the class B subordinated units were obtained from the sale of their stock of the Issuer's general partner.

         Reference is hereby made to the Partnership Amendment and Subscription Agreement, both of which are included as exhibits to the Current Report on Form 8-K filed by the Issuer on August 23, 2000 (the "Form 8-K"), for a full text of their terms, including the conditions upon which conversion may occur. The Partnership Amendment and Subscription Agreement are incorporated herein in their entirety by this reference. A full description of the transactions and circumstances involved in the issuance and conversion of the class B subordinated units is included in the Schedule 14A Proxy Statement filed with the SEC on January 3, 2002, which is incorporated herein in its entirety by this reference.

ITEM 4.           PURPOSE OF TRANSACTION

         James E. and Donna C. Bertelsmeyer acquired the Common Units upon the conversion of their class B subordinated units. The Reporting Persons acquired both the Common Units and the previously held class B subordinated units as an investment and not with a purpose or effect of changing the control of the Issuer.

         The Reporting Persons intend to review their investment in the Company on a regular basis and as a result of such review may at any time or from time to time acquire additional securities of the Company. Any such acquisition or disposition of securities of the Company would be made in compliance with all applicable laws and regulations.

         The Reporting Persons have no present plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) James E. and Donna C. Bertelsmeyer beneficially own an aggregate of 1,099,597 Common Units of the Issuer representing approximately 6.9% of the Common Units outstanding (based on the number of shares outstanding on December 31, 2001 and the number of shares outstanding following Common Unitholder Approval, as set forth in the Issuer's Form 8-K dated February 12, 2002). The Reporting Persons own 1,089,447 Common Units as tenants-by-the-entirety. The remaining 10,150 Common Units are held by Donna C. Bertelsmeyer directly, the

Donna C. Bertelsmeyer Trust, and Donna C. Bertelsmeyer as Co-Trustee for third parties, over which Mr. Bertelsmeyer disclaims beneficial interest.

         The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

         (b) James E. Bertelsmeyer and Donna C. Bertelsmeyer share the power to vote or to direct the vote, and the power to dispose or to direct the disposition of 1,089,447 Common Units. Of the remaining 10,150 Common Units beneficially owned, Donna C. Bertelsmeyer has sole power to vote or direct the vote, and sole power to dispose or direct the disposition of 2,000 Common Units. Donna C. Bertelsmeyer and Beth Elise Bertelsmeyer Snapp share the power to vote or direct the vote, and the power to dispose or direct the disposition of 7,850 Common Units held in the Donna C. Bertelsmeyer Trust. Donna C. Bertelsmeyer and Elizabeth M. Dantini share the power to vote or direct the vote, and the power to dispose or direct the disposition of 300 Common Units held in the Elizabeth
M. Dantini Trust.

         The responses of the Reporting Persons to Rows (7) through (10) of the cover pages of this Schedule 13D are incorporated herein by reference.

         With respect to each person with whom Donna C. Bertelsmeyer shares the power to vote or to direct the vote or to dispose or direct the disposition of the Common Units, the following is the information required by Item 2:

                  (a)      Beth Elise Bertelsmeyer Snapp

                  (b)      2408 E. 30th Street, Tulsa, Oklahoma  74114

                  (c)      Homemaker

                  (d) and (e) During the last five years, Beth Elise Bertelsmeyer Snapp has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

                  (f) Beth Elise Bertelsmeyer Snapp is a United States citizen


                  (a)      Elizabeth M. Dantini

                  (b)      5200 Brittany Drive #1209,
                           St. Petersburg, Florida  33715

                  (c)      Homemaker

                  (d) and (e) During the last five years, Elizabeth M. Dantini has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

                  (f) Elizabeth M. Dantini is a United States citizen

         (c) Except as disclosed in Item 3 of the Schedule 13D, none of the parties named in (a) has effected any transaction in the Common Units in the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         James E. and Donna C. Bertelsmeyer are husband and wife and are jointly reporting beneficial ownership of the Common Units. Donna C. Bertelsmeyer shares voting and dispositional power of a portion of the Common Units with Beth Elise Bertelsmeyer Snapp and Elizabeth M. Dantini, as Co-Trustees of the trusts described in Item 5(b).

         In addition to the Subscription Agreement, the Company and James E. Bertelsmeyer entered into a Registration Rights Agreement (the "Registration Rights Agreement"), dated June 15, 2000, pursuant to which the Company granted James E. Bertelsmeyer certain rights to demand that the Company register up to one-half of the Common Units held by him. The Registration Rights Agreement was filed as an exhibit to the Issuer's Current Report on Form 8-K dated February 12, 2002, and is incorporated herein in its entirety by this reference.

         The information set forth in Items 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference herein.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS


          Exhibits         Description
          --------         -----------
             1             Joint Filing Agreement by and between James E. Bertelsmeyer and
                           Donna C. Bertelsmeyer, dated February 4, 2002 (attached hereto as Exhibit 1).

             2             Amendment No. 1 to Amended and Restated Agreement of Limited Partnership of Heritage
                           Propane Partners, L.P. dated August 9, 2000 (filed with the SEC as an exhibit to
                           Issuer's Form 8-K dated August 23, 2000, and hereby incorporated by reference herein).

             3             Subscription Agreement by and between James E. and Donna C. Bertelsmeyer, others and
                           Heritage Propane Partners, L.P., dated June 15, 2000 (filed with the SEC as an exhibit to Issuer's Form 8-K dated August 23, 2000, and hereby incorporated by reference herein).

             4             Schedule 14A Proxy Statement (filed with the SEC by the Issuer on January 3, 2002, and hereby incorporated by reference herein).

             5             Registration Rights Agreement between James E. and Donna C. Bertelsmeyer and Heritage
                           Propane Partners, L.P., dated June 15, 2000 (filed with the SEC as an exhibit to
                           Issuer's Form 8-K dated February 12, 2002, and hereby incorporated by reference herein).

                                   Signatures

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   February 14, 2002


                                     /s/ JAMES E. BERTELSMEYER
                                     -------------------------------------------
                                     James E. Bertelsmeyer


                                     /s/ DONNA C. BERTELSMEYER
                                     -------------------------------------------
                                     Donna C. Bertelsmeyer